EXHIBIT 99.1
PRESS RELEASE

MAGAL RECEIVES $8.2 MILLION OF NEW ORDERS

YAHUD, Israel – Oct. 7th, 2014 -- Magal Security Systems, Ltd. (NASDAQ: MAGS) announced today that it recently received a number of new orders, amounting to $8.2 million.

The majority of the contracts are for expansions, changes and upgrades of existing homeland security installations in Israel.

The orders include $1.2 million of duress systems for US - based prisons. These types of systems are used in correctional facilities to provide a safe working environment for the prison staff. This order is part of a $5.2M contract, which was announced by Magal earlier this year on Feb. 27th.

Also included among the orders is an upgrade to a very high security site in the US incorporating

Magal’s latest volumetric buried PIDS (Perimeter Intrusion Detection System) technology.

Eitan Livneh, President and CEO of Magal S3, commented: “We are proud that our customers continue to choose to upgrade their existing installations with our newest technologies as well as bringing our solutions into their new sites. The buried cable upgrade is an excellent example of a customer that has upgraded the processing system to our latest version while continuing to use our robust sensors that were buried many years ago”.

About Magal S3
Magal S3 is a leading international provider of solutions and products for physical and cyber security, as well as safety and site management. Over the past 42 years, Magal S3 has delivered tailor-made security solutions and turnkey projects to hundreds of satisfied customers in over 80 countries – under some of the most challenging conditions.

Magal S3 offers comprehensive integrated solutions for critical sites, managed by Fortis4G – our 4th generation, cutting-edge Physical Security Information Management system (PSIM). The solutions leverage our broad portfolio of homegrown Perimeter Intrusion Detection Systems (PIDS), advanced outdoors CCTV / IVA technology and Cyber Security solutions.

For more information:
Magal S3 Eitan Livneh, President & CEO Tel: +972 3 539 1421 Assistant: Ms. Elisheva Almog E-mail: elishevaa@magal-s3.com www.magal-s3.com	GK Investor Relations Ehud Helft/Kenny Green Tel: (US) +1 646 201 9246 Int’l dial: +972 3 607 4717 E-mail: magal@gkir.com